

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Via U.S. Mail and Facsimile at (312) 676-6862

Eric D. Belcher
Chief Executive Officer and President
Innerworkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, IL 60654

> **Re:** **Innerworkings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-52170**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 000-52170**

Dear Mr. Belcher:

     We have completed our review of your filings and do not have any further comments at this time.

                            Sincerely,

                            John Stickel
                            Attorney-Advisor